UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

FIAT NEWS

Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

The Fiat Ordinary and Extraordinary Stockholders Meeting met today under the chairmanship of Paolo Fresco, and adopted certain significant resolutions.

Mr. Ugo Draetta was appointed member of the Board of Directors. In accordance with a recommendation recently introduced in the Code of Conduct of Listed Companies, the Board ascertained that the new director possessed the necessary requisites of independence.

The Stockholders Meeting also approved the motions put forward by the Board as regards the 3-billion euro mandatory convertible facility, underwritten in July, and thereby authorized the Board to:

- Enter into agreements for the purpose of increasing to 5% the equity interest that may be subject to cross ownership with the lending banks;
- approve, within the framework of a renewal and expansion of the powers granted under the Articles of Association, capital increases and convertible issues up to a maximum amount of 8 billion euros;
- resolve at the maturity of the three-year term or at the advance maturity of the facility, a capital increase pursuant to Paragraph Seven of Article 2441 of the Italian Civil Code; said capital increase shall be underwritten by the lending banks by way of setoff of their loans, it being understood that the banks will then offer to sell the new shares to the Company's stockholders.

The Stockholders Meeting also adopted amendments to the Articles of Association that, in compliance with the recommendations of the Code of Conduct, allow for the appointment of one or more Chief Executive Officers and provide for the mandatory establishment of an Audit Committee and a Compensation Committee.

Turin, September 12, 2002

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone (212) 207-0947 Fax (212) 421-5194
Email draspa@fiatusa.com

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2002

FIAT S.p.A.

BY: ______________________
James J. Kennedy
Power of Attorney